INVEST IN **HOTELIERCO**

We founded HotelierCo allowing hotel ownership access to anyone in the crowd


HOTELIERCO.
Fresh Thinking
From the hotel crowdfunding company

hotelierco.com Indialantic FL

Main Street | Retail | Technology | Hospitality | Lifestyle

LEAD INVESTOR

Scott Whittaker

This is a great opportunity, bringing new thinking to hospitality. Having the backing of real hotel assets for an investment in the start-up space is truly unique. I have always liked hotel investments, but making owners the members of the club strengthens the performance of each hotel individually. I have known Nathan for many years, with his ability to structure hospitality deals combined with this membership approach I believe this company has huge potential!

Invested $50,000 this round

Highlights

1. Invest today and become an owner in the FIRST crowdsourced hotel fund management company. 🥇
2. Founder has managed over $1.6 billion of hotel real estate. 💵
3. We will have ownership in the managed hotels. Hotels owned by you. 🏨
4. We are looking to build a new lifestyle brand, a brand curated by you. 🤩
5. A new wave of hotel loyalty. Reducing fees that can be up to 25% of revenue. 🏄

5. A new wave of hotel loyalty. Reducing fees that can be up to 25% of revenue. 🏄

6. Invest and earn your share of profits from hotel investments, management and promotes. 🙌
7. Be part of the hospitality revolution! 🎇
8. Invest now to receive 25% discounts on hotels held by HotelierCo. 🔥

Our Team



Nathan Kivi Founder & CEO

With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for SB&G and Chief Strategy Officer for Valor Hospitality.

My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). I had always wished I could have invested some of my own money into these hotels - but at the time no avenue existed to allow for this. With crowdfunding this is now possible, look out hospitality!



Brandon Hatfield CFO Valor and HotelierCo Advisor

Brandon has over 17 years of corporate finance, treasury and operations experience, including a principal focus over the last eleven years in commercial real estate and hospitality.



Scott Levine Founder and Developer of The Waxhaw Inn

After a successful 15-year Wall Street career focused on private equity and pre-IPO investments, Scott began to work creative finance solutions on single-multi family housing and secured the project for the Waxhaw Inn.

The Story of HotelierCo


HOTELIERCO INVESTMENT OPPORTUNITY
3rd QUARTER 2022
HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY




WE ARE A FUND MANAGER AND SPONSOR.
WE ARE A HOTEL INVESTMENT CLUB.
WE PARTNER WITH BEST-IN-CLASS HOTELIERS.
WE'RE CREATING A NEW EDITION OF HOTEL LOYALTY.

EXECUTIVE SUMMARY

We are providing an opportunity to invest in the company, HotelierCo Retail LLC (**HotelierCo**). HotelierCo is a hotel fund management company and sponsor that finds, underwrites, invests and manages properties for funds raised through crowdfunding. HotelierCo will directly own a piece of each hotel.

THE RAISE:

Shares: $1.00 per share (500 share minimum investment or $500.00)

Valuation: $3.2 million (pre-money)

EARLY BIRD DISCOUNT:

The first **$900,000** of investments will receive a discount

Shares: $0.90 per share (555 share minimum investment or $499.50)

Valuation: $2.8 million (pre-money)

PROFITABILTY:

We target being profitable in 2-3 years.


WE FOUNDED HOTELIERCO IN 2017 WITH ONE GOAL:
TO ALLOW ANYONE TO BECOME A HOTEL OWNER
— NOT JUST ACCREDITED INVESTORS.

BACKGROUND ON EQUITY CROWDFUNDING

Regulation A+ crowdfunding went into effect on June 19, 2015, now allowing a company to raise up to $75 million in new capital through an online equity crowdfunding offering. For the first time, investments of this size and type were allowed from anyone suitable in the crowd. Not just accredited investors.

Regulation CF crowdfunding provides the opportunity to raise capital through an online FINRA registered portal.

Regulation CF allows $5 million in funds to be raised from both accredited and non-accredited investors in any 12-month period.

We intend to utilize these regulations to open and expand hotel investing to a larger audience – not just accredited investors.

OUR STORY

HotelierCo was originally a concept developed by our CEO while running a billion-dollar hospitality fund in Australia and working with a global hotel brand in the United States.

There are three key developments that can enhance the hospitality space:

- Finding a way to provide access for all individuals to invest in hotel assets
- Break through the loyalty war between online travel agents (OTA's) and brand companies
- Free yourself from costly fees

The legislation relating to crowdfunding to be utilized for capital means these three key developments are all possible.


STRENGTH
TERM
LONG
CUSTOMER
CUSTOMERS
RELATIONSHIP
LOYALTY
COSTS
PRICE
BONDS
VOLUME
SERVICE
PERCENTAGE
PRODUCTS
CRITICAL
MODEL

OUR STORY (cont.)

The first key driver for success was having partners with exceptional hotel operation capabilities.

Valor Hospitality is a hotel management company with operations in the United States, United Kingdom, South Africa, Dubai and Hong Kong. Valor are approved operators for all major brands (including Marriott, Hilton, IHG and Red Lion) as well as operate all types of hotels from luxury and upscale assets to mid-tier properties.

Valor recognized the opportunity in aligning with HotelierCo to open an institutional product for the public as well as a unique way to grow HotelierCo and Valor's business through joint effort. We are excited to have this relationship with Valor and grow similar opportunities with other like-minded companies.

The second key driver for success, a great operation requires a great technology platform.

Wefunder is an exceptional company in the crowdfunding technology space which provide the capability for members to invest, monitor and track their returns. We have just successfully completed our first raise on Wefunder.

We are excited about the concept of a partnership between the public, fund management company, hotel management company and a technology platform. We believe this is the key for change in hotel investment.

AT HOTELIERCO, OUR MISSION IS TO **SHAPE YOUR LEGACY** THROUGH UNIQUE HOTEL **OWNERSHIP** OPPORTUNITIES. WE GIVE OUR **INVESTORS** THE EXPERIENCE AND PERKS OF BEING A **HOTEL OWNER** WITHOUT ANY OF THE HASSLE.


HOSPITALITY IS IN OUR DNA

OUR TEAM

HOTELIERCO.
THE HOTEL CROWDFUNDING COMPANY

HotelierCo is akin to a private hotel club. Allowing investors to own part of the management platform and lifestyle hotels. This model allows members to receive hotel-based returns and ownership discounts at the hotel while reducing the reliance of online travel agents and other expensive booking platform costs.



Nathan Kivi, Chief Executive Officer, is a serial entrepreneur who has a passion for results-oriented management in the hospitality, finance and real estate sectors.

With over 20 years of experience in corporate finance, investment banking, asset management, and fund management experience, Nathan has a proven track record in roles including Chief Investment Officer for Salter Brothers and Chief Strategy Officer for Valor.

Scott Levine, Capital Markets, is the Founder and Developer of The Waxhaw Inn, our 4-story boutique hotel located in Waxhaw North Carolina.

After a successful 15-year Wall Street career focused on private equity and pre-IPO investments, Scott began to work creative finance solutions on single-multi family housing and secured the project for the Waxhaw Inn.



OUR PARTNERS

VALOR HOSPITALITY PARTNERS
REIMAGINING HOSPITALITY

Valor is a hospitality management company of alternative thinking enthusiasts. Valor saw the value of partnering with HotelierCo to provide hospitality resources for underwriting deals as well as offer best in class operation for hotels run by HotelierCo. Valor provides honest, hands-on experience developing hotels which have been recognized as being the best in their categories not only financially, but critically, with exemplary guest experience.

Euan McGlashan is co-founder and CEO of Valor Hospitality Partners, a global hospitality development and management company that owns and operates properties in the U.S., the U.K., Europe and Africa.





Steve Cesinger is co-founder and CIO of Valor Hospitality Partners and has acquired over 39 years of experience in private equity, corporate finance, investment banking and operations, with a focus in commercial real estate and hospitality over the last 20 years.

SERVICE PROVIDERS

faegre drinker

Faegre Drinker is a national, full-service law firm providing litigation, regulatory and business solutions to public and private corporations, multinational Fortune 100 companies and start-ups.

mayple

Mayple marketplace and service connect eCommerce businesses with top vetted marketers from around the world with the mission to help them grow their business.

WEFUNDER

Wefunder provides services for offerings under Reg A+ and Reg CF offerings. They handle the investor and technology portion of our business allowing us to focus on finding the best hotel opportunities for investors.

Blacksheep

Blacksheep is an international design studio based in Shoreditch, London. They use nonconforming, original creativity to transform brands and spaces to deliver a complete guest experience.


Let's go travel
USE OF FUNDS.
FIRST PROJECTS.

HOTELIERCO – USE OF FUNDS

USE OF FUNDS	Minimum Raise $90,000	Early Bird Hurdle $900,000	Maximum Raise $1,500,000
Technology & Platform Costs	$12,500	$100,000	$150,000
Social Media Management and Marketing	$5,000	$10,000	$10,000
Administration, legal & insurance	$7,500	$20,000	$50,000
PR and Digital Ad spend for next raise	$10,000	$50,000	$90,000
Employee costs & build out team	$5,000	$25,000	$50,000
Direct investment – hotel sponsor equity	$50,000	$45,000	$500,000
Direct investment – land purchase Waxhaw	$0	$650,000	$650,000
TOTAL USE OF FUNDS	**$90,000**	**$900,000**	**$1,500,000**

Investing in the company being offered is speculative and involve substantial risks. Consider the risks outlined in the investor documents before investing. Risks include, but are not limited to illiquidity, lack of diversification, complete loss of capital, default risk, and capital call risk. An investment may not achieve its objectives or forecasts shown.

WAXHAW HOTEL DEVELOPMENT

The development is on one of only a few parcels permitted to build a hotel in the rapidly growing Waxhaw North Carolina. This 4-star hotel development will have a capacity for up to 36 guest rooms and will include an on-site restaurant common areas, rooftop food & beverage for guests and visitors for around 200 people.

The Waxhaw Inn will also include a ground-floor meeting room, the first of its kind in Waxhaw.

BlackSheep will be responsible for the hotel's design development relating to the construction.

Over the next 6 months. BlackSheep will work with The Waxhaw Inn through:
- brand development;
- brand execution;
- food and beverage strategy; and
- identity development.

At this stage the development is under a long-term ground lease although we have the option to acquire the land. With sufficient initial funds we will acquire the land to remove ongoing lease payments and have ownership of the real estate.

WXW INN
EST. XXXX

THE RAILROADER HOTEL

The Railroader Hotel is a commercial building conversion to a railroad-themed boutique hotel in Clifton Forge, Virginia.

The building has been acquired and the hotel is now in the planning and design stage.

Clifton Forge has a history which is rich in the rail industry and in previous decades, the railroad was a major employer.

The project is spearheaded by John Howard, The '*Railroader*'. John started in Clifton Forge Virginia with the C&O/Chessie System/CSX in 1978 and in 2022 finished his career with the short line SCFE in south Florida.

John brings his depth of knowledge to an experiential boutique hotel in his hometown. With a strong following already developed by railroad enthusiast, the project looks to provide a strong return for investors being the first hotel in the town.


THE PATH FORWARD.

HOTELIERCO – WHY INVEST

A FUND MANAGER: Diversify your portfolio and become an owner in a fund and asset management company. Revenue is generated by assets under management and equity held in the hotels.

SPONSOR EQUITY: Equity from HotelierCo will invest sponsorship equity in hotels. Sponsorship equity allows HotelierCo to receive additional performance-based income for additional performance created by the platform and members.


TO INVEST

MEMBERSHIP: We want to reward our most valuable members (you) by providing membership rewards and loyalty bonuses for booking direct. We also provide your friends and family discounts for using your hotels and booking directly.



HOTELIERCO – INTENDED HOLDING STRUCTURE


HOTELIERCO RETAIL LLC
FUND MANAGER AND SPONSOR.
HOTEL INVESTMENT CLUB.
- All members required to be owners of HotelierCo.
- HotelierCo owns 10-20% of each asset.
- HotelierCo receives management fee for each asset.
sponsor
10-20% ownership
Investors in HotelierCo
Individual Asset Raise
Individual Asset Raise
limited investor
80-90% ownership
limited investor
80-90% ownership
First Hotel
(Waxhaw)
REAL ESTATE
Second Hotel
(Clifton Forge)
REAL ESTATE
→ same structure for each additional hotel acquired

HOTELIERCO – MEMBERSHIP REWARDS

What is being part of an exclusive club without having great benefits? Our focus is a loyalty program that rewards people based on total investment.

As we intend to give owners of HotelierCo the option to invest directly into individual hotel assets. The loyalty program will reward owners based on total investment across HotelierCo and the individual assets and the discounts will apply to any HotelierCo owned hotel.

We are giving everyone in both our prior round and this round Diamond status for the life of their investments as a thank you for being an early adopter. As future investors grow their investments over time, their rewards also increase.

Our intended tiers are below:

TOTAL INVESTMENT EQUAL TO OR OVER $	REWARD TIER	DISCOUNT		OTHER
		ROOMS	F & B	
$0	SILVER	10.0%	0.0%	Plus friends and family rate (direct)
$25,000	GOLD	15.0%	0.0%	Includes all investors in Round 4.
$100,000	PLATINUM	20.0%	10.0%	Includes all investors in Rounds 1-3 + Round 4 over $25,000.
$250,000	DIAMOND	25.0%	10.0%	Includes all investors in Rounds 1-2 + Round 3 over $25,000.


VIP

INVEST – NEXT STEPS



Invest in HotelierCo through Wefunder → www.wefunder.com/hotelierco

1. Log in or create an account.
2. Choose the amount to invest.
3. Click the invest button and follow the prompts.

THE RAISE:

Shares: $1.00 per share (500 share minimum investment or $500.00)
Valuation: $3.2 million (pre-money)

EARLY BIRD DISCOUNT:

The first **$900,000** of investments will receive a discount
Shares: $0.90 per share (555 share minimum investment or $499.50)

Valuation: $2.8 million (pre-money)

WE ARE A FUND MANAGER AND SPONSOR.
WE ARE A HOTEL INVESTMENT CLUB.
WE PARTNER WITH BEST-IN-CLASS HOTELIERS.
WE'RE CREATING A NEW EDITION OF HOTEL LOYALTY.

CONTACT

info@hotelierco.com

HOTELIERCO.

THE HOTEL CROWDFUNDING COMPANY